April 4, 2008

VIA EDGAR

Mr. Daniel Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	SL Green Realty Corp.
Form 10-K for the year ended December 31, 2007
Filed 02/27/08
File No. 001-13199

Dear Mr. Gordon:

We are transmitting for filing SL Green Realty Corp.’s (the “Company”) response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Gregory F. Hughes of the Company, dated March 26, 2008 (the “March 26 Letter”).

For convenience of reference, the Staff’s comment contained in the March 26 Letter is reprinted below in italics and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2007

Note 4 - Property Dispositions and Assets Held for Sale, page 68

1.                                       We note your response to comment 2.  Please additionally describe for us the “certain limited circumstances” under which you have the option to reacquire the property.  Please tell us if these “circumstances” are under your control and the likelihood of these “circumstances” occurring. Please further tell us when you intend to recognize the gain.

RESPONSE:

The Company supplementally advises the Staff that, concurrent with the sale of an 85% interest in 1372 Broadway on July 20, 2007, the Company and the buyer (the “Buyer”) of the 85% interest entered into a syndication agreement.  The syndication agreement allows the Buyer the right, but not the obligation, to syndicate all or a portion of its 85% interest to qualifying investors, excluding certain defined competitors of the Company.  At any time prior to two days before the nine-month anniversary of the closing of the sale, the Company has the unilateral right to repurchase those interests that have not been syndicated for a price calculated in accordance with the syndication agreement.  For any interests not sold by the nine-month anniversary, such right does not exist.

In accordance with the requirements under paragraph 26 of SFAS 66, a sale can be recognized only if the seller does not have an obligation or option to reacquire the asset.  As stated above, the provisions of the syndication agreement have resulted in the Company having an option to reacquire the asset prior to the end of a specified period.

Accordingly, the profit can only be recognized when the reacquisition option period expires.

Should you require additional information, or if you have questions about the content of this letter, please call me directly at 212-216-1678.

Very truly yours,

/s/ Gregory F. Hughes

Gregory F. Hughes
Chief Financial Officer

cc:           Jessica Barberich

cc:           Andrew S. Levine, Esq.

cc:           Larry P. Medvinsky, Esq.